UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Velocity Express Corporation

(Name of Issuer)

Common Stock, $.004 par value

(Title of Class of Securities)

92257T  20  2

(CUSIP Number)

William S. Lapp

Lapp, Libra, Thomson, Stoebner & Pusch

One Financial Plaza, Suite 2500

120 South Sixth Street

Minneapolis, MN  55402

612-338-5815

Fax:  612-338-6651

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92257T 20 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William S. Lapp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Minnesota, Country of United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

14.	Type of Reporting Person (See Instructions) IN

The following items of the Schedule 13D of William S. Lapp are hereby amended:

Item 1.	Security and Issuer
(a) Title of Class of Securities: Common stock, $.004 par value
(b) Name of Issuer: Velocity Express Corporation (the “Company”)
(c) Address of Issuer’s Principal Executive Offices: One Morningside Drive North Building B- Suite 300, Westport, CT 06880.
Item 2.	Identity and Background
(a) Name of Person Filing: William S. Lapp
(b) Residence or Business Address: One Financial Plaza, Suite 2500, 120 South Sixth Street, Minneapolis, MN 55402.
(c) Principal Occupation or Employment: Attorney
(d) Conviction in a criminal proceeding during the last five years: None
(e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: None
(f) Citizenship: State of Minnesota, Country of United States
Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer
(e) Last Date on Which Reporting Person Ceased to be a 5% Holder: February 15, 2005.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2005
Date
/s/ William S. Lapp
Signature
William S. Lapp
Name/Title